Mail Stop 4561

August 28, 2009

Ashfaq A. Munshi, Interim CEO & President
MSC.Software Corporation
2 MacArthur Place
Santa Ana, California 92707

   Re: MSC.Software Corporation
     Preliminary Proxy Statement on Schedule 14A
     Filed August 21, 2009
     File No. 001-08722

Dear Mr. Munshi:

We have reviewed your responses to our letter dated August 25, 2009, and have the following comments.

The Merger Agreement, page 47

Representations and Warranties, page 51

1. We note your response to prior comment 1, and that your proposed language does not appear to include a clear statement of your disclosure responsibilities with regard to material contradictory information. As such, we reissue prior comment 1.

2. We note your response to prior comment 3. The last two sentences of this paragraph still undermine and put into question the interpretation and reliability of a document that the Commission has required you to include with your proxy statement. As requested in prior comment 3, please specifically identify which representations and warranties are subject to this language or delete this language.

3. Please delete the statement in the third sentence of the paragraph that the representations and warranties "may be subject to more recent developments," or revise the sentence to clearly state that you have disclosed any material recent developments.

        *   *   *   *

Please direct any questions or concerns to Evan S. Jacobson, Staff Attorney, at (202) 551-3428, or, in his absence, to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (650) 752-3604
        Alan F. Denenberg, Esq.
        Davis Polk & Wardwell LLP